Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

August 26, 2022

Re:	Nayax Ltd.
Amendment No. 1 to Draft Registration Statement on Form 20-F
Submitted August 22, 2022
CIK No. 0001901279

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dave Edgar
Christine Dietz

Dear Mr. Edgar and Ms. Dietz:

On behalf of our client, Nayax Ltd. (the “Company” or “Nayax”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the Draft Registration Statement on Form 20-F (the “Registration Statement”) contained in the Staff’s letter dated August 24, 2022 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment. The Company respectfully informs the Staff that it does not believe an amendment to the Registration Statement is appropriate at this time, as the Company believes its response below adequately addresses the Staff’s comment.

Amendment No. 1 to Draft Registration Statement on Form 20-F submitted August 22, 2022

Audited Financial Statements as of and for the years ended December 31, 2021, 2020 and 2019

Note 6 – Business combinations and equity method investees

d. Agreements for the acquisition of the shares of Tigapo Ltd., page F-38

1.	We note from your response to prior comment 10 of our letter dated March 29, 2022, that Tigapo’s board of directors determines Tigapo’s policies, approves an annual budget, oversees the activities of the CEO, as well as conducts other actions prescribed by Israeli corporate law. We further note that, despite its control over the board, Nayax cannot unilaterally replace the CEO for any reason other than cause, disability or death, and that Nayax cannot block or substantially limit his managerial decisions. Please address the following:

(Bullets within the Staff’s comment have been replaced with letters to facilitate the Company’s response.)

a.	Explain to us the tools or mechanisms (e.g., operation of Israeli corporate law) that Nayax has available, through its control over Tigapo’s board, to enact or enforce its policies, establish a budget, and oversee the activities of the CEO in the event of a conflict between the CEO and Nayax regarding a relevant activity.

Response:

In response to “a” of the Staff’s comment, the Company provides the below summaries of certain key powers granted to the board of directors under certain provisions of the Israeli Companies Law, 1999 (the “Law”) and the Company’s corresponding response. The Company has prepared the following summaries with the assistance of its external Israeli legal counsel.

•	As a general rule, and in accordance with Section 121 of the Law, the CEO of a company is granted all of the managerial and executive powers that were not granted to any other organ of the company (e.g., the board of directors or shareholders) pursuant to the Law or the company’s articles of association. The CEO is subject to the oversight of the board of directors in exercising these powers, as discussed below.

•	Section 92 of the Law provides that a company’s board of directors shall set out the strategic policy of the company and shall oversee the CEO and the CEO’s actions. The board of directors is granted certain specific powers pursuant to the Law, such as the power to approve the financial statements of the company, the appointment and termination of the CEO (which power may be subject to special majority requirements, as in the case of Tigapo), the power to approve distributions and the power to approve certain related party transactions.

•	Generally speaking, when the board of directors of a company finds itself in conflict with the CEO, it has the power to terminate the CEO in order to ensure that it can enforce its policies, the budget or its oversight of the CEO.

•	Section 250 of the Law provides that the CEO may be appointed or dismissed by the board of directors, unless otherwise provided in the articles of association. This is a power held by the board of directors of Tigapo, but, as further explained below, such termination would require special majority requirements to be satisfied.

•	Section 50(a) of the Law provides that a company may prescribe provisions in its articles of association to the effect that the general meeting of its shareholders may assume powers conferred to another organ of the company and that the powers granted to the CEO be transferred to the board of directors, for any particular matter or period of time. Tigapo’s articles of association (the “Articles of Association”) do not include such a provision.

•	Section 51 of the Law provides that the board of directors may instruct the CEO how to act in a given matter; where the CEO has not fulfilled such instruction, the board of directors may exercise the power required to fulfill the instruction in his stead, even if there is no provision for such in the articles of association. While this section would suggest that the board of directors can overrule the CEO and act in his stead, as further explained below, it is the opinion of the Company’s external Israeli legal counsel that Nayax cannot exercise such a power.

The Company respectfully advises the Staff that the main tool that an Israeli company in Nayax’s position could have to enact or enforce the policies of a company such as Tigapo would be the ability to terminate the CEO’s employment pursuant to Section 250 of the Law, as described above. The Company further informs the Staff that, pursuant to Section 250 of the Law, article 79(b)(i) of the Articles of Association prevents Nayax from unilaterally exercising such a power. Instead, article 79(b)(i) requires a special majority to remove the CEO. Such a special majority would consist of directors appointed by Nayax as well as one additional director (either the Minority Director or the Founder Director, as such terms are defined in the Articles of Association). In the case of a conflict between the board of directors of Tigapo and the CEO of Tigapo, Nayax does not believe that it would have such a special majority.

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A secondary tool that an Israeli company in Nayax’s position could have to enact or enforce the policies of a company such as Tigapo would be the ability to, pursuant to Section 51 of the Law, exercise the power to fulfill an instruction to the CEO that the CEO does not himself fulfill. However, given that it was the clear intention of the parties to the option purchase agreement previously provided to the Staff (the “Option Purchase Agreement”) that a special majority be required in order to terminate the CEO, and that the intention of this provision was to allow the CEO to control the business of Tigapo unless so terminated, and taking into account the fact that under Israeli law contracts are interpreted not only in according with the language used in the contract but also based upon the intention of the parties thereto, and that parties to a contract in Israel are bound by a duty of good faith in their actions under a contract, it is the opinion of the Company’s external Israeli legal counsel that this power is not available to Nayax as it relates to Tigapo.

b.	Considering a hypothetical example where Nayax and the CEO want to allocate different resources toward R&D, explain to us why your control of the board of directors would not result in Nayax having the ability to direct the amount of resources allocated to R&D.

Response:

In response to “b” of the Staff’s comment, the Company respectfully informs the Staff that the CEO of Tigapo is responsible for preparing the budget as part of his general duty and power to manage the business of Tigapo. Any change to the budget, including changes to internal allocations, would fall under the provisions of Section 7.2.2 of the Option Purchase Agreement and require the consent of the CEO. The parties would likely find themselves in a standstill.

c.	If a standstill can be reached, explain to us how such a standstill would be resolved.

Response:

In response to “c” of the Staff’s comment, the Company respectfully informs the Staff that in the event of a standstill, any party to the Option Purchase Agreement may attempt to bring a legal claim against another party in an Israeli court of law. However, based upon the opinion of the Company’s external Israeli legal counsel, assuming that neither party breached the contract, it is highly unlikely that an Israeli court would intervene in a deadlock between the parties, especially when considering that there is no provision under the Law or under the Israeli Contracts Law (General Part), 1973, which would strictly allow an Israeli court to intervene or to issue any kind of writ in response to such a standstill.

d.	If any tools or mechanisms are identified in a. above, describe any factors that would substantively prohibit Nayax from exercising them and how you evaluated such factors in determining you did not have the practical ability to direct the relevant activities of Tigapo.

Response:

In response to “d” of the Staff’s comment, the Company respectfully refers the Staff to the Company’s response to “a” of the Staff’s comment. The tools that an Israeli company might otherwise have over a company such as Tigapo in a similar situation are not available to Nayax in regards to Tigapo. While Nayax appoints the majority of the directors on Tigapo’s board of directors, Nayax is not able to (i) terminate Tigapo’s CEO unless an additional director (either the Minority Director or the Founder Director) were to vote for such termination nor (ii) bypass the CEO’s power to reject instructions from the board of directors, pursuant to Section 51 of the Law, in good faith due to the intent of the parties to the Option Purchase Agreement.

August 26, 2022	3

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Please do not hesitate to contact me at (212) 450-4111 or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Sincerely,

/s/ Michael Kaplan

Michael Kaplan

cc:	Yair Nechmad, Co-Founder, Chairman and Chief Executive Officer
Sagit Manor, Chief Financial Officer
Michael Galai, Chief Legal Officer

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